Exhibit 7.1

Santander UK plc

Computation of Ratio of Earnings to Fixed Charges

(i) Excluding interest on retail deposits

	Six months ended	Year ended
	June 30, 2015	December 31, 2014
	£m	£m
Profit on continuing operations before tax	929	1,399
Fixed charges: interest expense (B) (1)	598	1,291

Earnings before taxes and fixed charges (A)	1,527	2,690

Ratio of earnings to fixed charges (A/B)	255%	208%

(ii) Including interest on retail deposits

	Six months ended	Year ended
	June 30, 2015	December 31, 2014
	£m	£m
Profit on continuing operations before tax	929	1,399
Fixed charges: interest expense (B) (1)	1,588	3,363

Earnings before taxes and fixed charges (A)	2,517	4,762

Ratio of earnings to fixed charges (A/B)	159%	142%

Note:

(1)	Includes the amortisation of discounts and premiums on debt securities in issue and related capitalised expenses.